DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 28, 2011
VIA OVERNIGHT DELIVERY

Michael McTiernan

Erin E. Martin

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Resource Real Estate Opportunity REIT, Inc.

Post-Effective Amendment No. 4 to S-11

Filed April 15, 2011

File No. 333-160463

Form 10-K for the fiscal year ended December 31, 2010

Filed March 30, 2011

File No. 333-160463

Dear Mr. McTiernan and Ms. Martin:

On behalf of our client, Resource Real Estate Opportunity REIT, Inc. (the “Company”), we are writing to address the comment letter from the Staff of the Commission’s Division of Corporation Finance to Alan F. Feldman, Chief Executive Officer of the Company, dated April 25, 2011, regarding the above-referenced filing. For your convenience, we have reproduced the comments below, along with our responses. We respectfully request permission to include the additional disclosure requested by the Staff in a 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment. If the Staff is amenable to such course, we request that the Staff declare the above-referenced filing effective at the earliest time practicable.

Supplement No. 13 dated April 15,2011

Investments Summary, page 1

1.	We note that you disclose the monthly rental revenue per unit. It is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.

Response: The Company will revise the disclosure as requested in a 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment. A marked copy of the disclosure is included below.

Michael McTiernan

Erin E. Martin

April 28, 2011

Page Two

Real Estate Investments

As of December 31, 2010, we owned two multifamily properties encompassing approximately 367,000 rentable square feet. We acquired these properties from third parties unaffiliated with us or our advisor. The following is a summary of our real estate properties as of December 31, 2010:

Multifamily Community Name	City and State	Number of Units	Date of Acquisition	Purchase Price (1)		Year of Construction	Average Unit Size (Sq. Ft.)	Physical Occupancy Rate (2)	Monthly Rental Revenue per Unit(3)
Arcadia at Westheimer	Houston, TX	404	October 5, 2010 (4)	$7,800,000	(4)	1980	897	29.7%	$	~~695~~580
107th Avenue	Omaha, NE	5	August 26, 2010	$250,000		1961	860	80%		$559

(1)	Purchase price excludes closing costs and acquisition expenses.
(2)	Physical occupancy rate is defined as the units occupied as of December 31, 2010 divided by the total number of residential units.
(3)

Monthly rental revenue per unit has been calculated based on the leases in effect as of December 31, 2010, adjusted for any tenant concessions, such as free rent. Monthly rental revenue per unit only includes base rents for the occupied units, including affordable housing payments and subsidies; and does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts.

(4)

Arcadia at Westheimer originally served as the collateral for a non-performing promissory note that we purchased on September 3, 2010 from an unaffiliated seller. The contract purchase price for the note was $7.8 million, excluding closing costs. Upon acquiring the note, we attempted to discuss with the borrower, which is not affiliated with us or our advisor, the possibility of a note restructuring or discounted payoff. After these efforts proved unsuccessful, we commenced foreclosure proceedings and, on October 5, 2010, formally received title to the property.

Distribution Declaration, page 5

2.	In future Securities Act filings, please disclose the cumulative amount of distributions declared as compared to the cumulative amount of earnings or FFO.

Response: The Company has not yet paid any cash distributions. Once the Company begins paying cash distributions, it will disclose the cumulative amount of distributions declared as compared to its cumulative amount of earnings or FFO.

Form 10-K for the Year Ended December 31.2010

Funds from Operations and Modified Funds from Operation, page 12

3.

In future Exchange Act periodic reports, please provide a more detailed description of why MFFO provides investors a useful measure of the registrant’s operating results during the offering and acquisition stage of the program. Specifically, please address the extent to which these charges impact the value of an investor’s investment in the registrant. In addition, please address why MFFO is useful to investors during the offering and acquisition stage of the program with respect to

Michael McTiernan

Erin E. Martin

April 28, 2011

Page Three

comparability and “sustainability” given the anticipated significant changes in your assets during the acquisition stage. In your response to this letter, please provide us sample revised disclosure. Alternatively, please revise your disclosure throughout this section to clarify that MFFO may be useful to investors in assessing the sustainability of operating performance in the future after the acquisition phase is complete.

Response: The Company will revise the disclosure as requested in future Exchange Act periodic reports. A marked copy of the disclosure is included below.

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but not limited to, commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as “value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations or MFFO, as defined by the Investment Program Association, or IPA. MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

Michael McTiernan

Erin E. Martin

April 28, 2011

Page Four

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is ~~a helpful measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating valuation and other changes. Accordingly, we believe that MFFO can be a useful metric to assist management, investors and analysts in assessing~~helpful in assisting management assess the sustainability of operating performance~~.~~ in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Although MFFO includes other adjustments, the exclusion of acquisition expenses is the most significant adjustment to us at the present time, as we are currently in our offering and acquisition stages. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. For example, we have not suffered any impairments. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition:

•

Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition costs have been and will continue to be funded from the proceeds of our offering and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our Advisor or third parties.

•

Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•

Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

Michael McTiernan

Erin E. Martin

April 28, 2011

Page Five

•

Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•

Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders’ equity during the periods in which properties are acquired.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of our public offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

Michael McTiernan

Erin E. Martin

April 28, 2011

Page Six

	For the Year Ended December 31, 2010	For the Period from June 3, 2009 (date of inception) to December 31, 2009
Net loss	$(2,075)	$(115)
Real estate depreciation and amortization	198	—

FFO	(1,877)	(115)

Acquisition expenses	442	—

MFFO	$(1,435)	$(115)

GAAP diluted loss per common share	$(1.78)	N/M
FFO per share	$(1.61)	N/M
MFFO per share	$(1.23)	N/M

N/M – Not meaningful

4.	Refer to your reconciliation table on page 14. We note that you reconcile MFFO from GAAP net loss through NAREIT FFO, and then provide net loss per share and MFFO per share. In future Exchange Act periodic reports, please accompany MFFO per share disclosure with FFO per share disclosure.

Response: In future Exchange Act periodic reports, the Company will accompany its MFFO per share disclosure with FFO per share disclosure. See the revised disclosure in our response to Comment #4 above.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael McTiernan

Erin E. Martin

April 28, 2011

Page Seven

Sincerely,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

RHB:jsh

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